UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

___________

Amendment No. 1 to

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

AMICAS, Inc.

(Name of Subject Company (Issuer))

Project Ready Corp.

Merge Healthcare Incorporated

(Names of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

001712108

(CUSIP Number of Class of Securities)

Justin C. Dearborn

Chief Executive Officer

Merge Healthcare Incorporated

6737 West Washington Street

Milwaukee, WI 53214-5650

Telephone:  (414) 977-4000

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of filing persons)

With Copies to:

Mark A. Harris
McDermott Will & Emery LLP
227 West Monroe Street
Chicago, IL 60606-5096
(312) 984-2121

and

Ann Mayberry-French
Vice President, General Counsel and Secretary
Merge Healthcare Incorporated
6737 West Washington Street
Milwaukee, WI 53214-5650
(414) 977-4000

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount Of Filing Fee (2)

$267,122,921.45	$19,045.86

(1)
Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by multiplying (a) 44,152,549 shares of common stock, par value $0.001 per share, of AMICAS, Inc., consisting of (i) 37,020,131 shares issued and outstanding as of March 16, 2010 and (ii) 7,132,418 shares issuable, or otherwise deliverable, prior to the expiration of this tender offer in connection with stock options to acquire AMICAS, Inc. common stock, by (b) the tender offer price of $6.05 per share.

(2)
The amount of filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #4 for Fiscal Year 2010, issued by the Securities and Exchange Commission, equals $71.30 per million of the transaction valuation.

☑
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $19,045.86. Filing party: Merge Healthcare Incorporated.

Form or Registration No.: Schedule TO. Date Filed: March 19, 2010.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 1 amends and/or supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) initially filed on March 19, 2010 by (a) Merge Healthcare Incorporated, a Delaware corporation (“Parent”), and (b) Project Ready Corp., a Delaware corporation and wholly owned direct subsidiary of Parent (“Merger Sub”). The Schedule TO relates to the offer by Merger Sub to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of AMICAS, Inc., a Delaware corporation (the “Company”), including associated rights to purchase Series B Junior Preferred Stock of the Company under the Rights Agreement, dated as of December 5, 2002, by and between the Company (f/k/a VitalWorks, Inc.) and StockTrans, Inc., as rights agent, at a purchase price of $6.05 per Share, net to the seller in cash, without interest thereon, upon the terms, and subject to the conditions, set forth in the Offer to Purchase dated March 19, 2010 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal”), copies of which are attached to the Schedule TO as Exhibit (a)(1)(i) and (a)(1)(ii), respectively (and which, together with any amendments and supplements thereto, collectively constitute the “Offer”).

Capitalized terms used and not otherwise defined in this Amendment No. 1 shall have the same meanings assigned to such terms in the Schedule TO or the Offer to Purchase. The information in the Offer to Purchase and the Letter of Transmittal is incorporated in this Amendment No. 1 to the Schedule TO by reference in response to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

ITEMS 1 THROUGH 9, AND ITEM 11.

Item 1 of the Schedule TO is hereby amended and supplemented by adding the following text in the appropriate place:

On April 16, 2010, Parent announced that the tender offer (the “Offer”) by Merger Sub, for all of the outstanding Shares of the Company’s common stock has been extended to 5:00 p.m., New York City, New York time, on Friday, April 23, 2010, unless further extended.

As of the initial scheduled expiration of the Offer at 12:00 p.m. midnight, New York City, New York time, at the end of Thursday, April 15, 2010, a total of 33,297,311 shares of the Company’s common stock, representing approximately 89.8% of the outstanding shares of the Company’s common stock, had been validly tendered. The six business day extension of the Offer is less than the ten business day extension permitted under the Merger Agreement as a result of the tender of less than 90% of the outstanding shares of the Company’s common stock.

Parent expects to close the Offer on or about April 28, 2010.

ITEM 12.                      EXHIBITS

Item 12 of the Schedule TO is hereby amended and supplemented as follows:

A new exhibit (a)(5)(iv) is added to Item 12 by adding the following text in the appropriate place:

“(a)(5)(iv)                      Press release issued by Merge Healthcare Incorporated on April 16, 2010, announcing the extension of the Offer.”

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MERGE HEALTHCARE INCORPORATED

Date: April 16, 2010	By:	/S/ JUSTIN DEARBORN
	Name:	Justin Dearborn
	Title:	CEO

PROJECT READY CORP.

Date: April 16, 2010	By:	/S/ JUSTIN DEARBORN
	Name:	Justin Dearborn
	Title:	CEO